Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Reduction in Fuel Prices in France:

Total adds up to 3 Cents to the Government Price Cut

Paris, 29, August, 2012 – For a period of three months, beginning August 29th, Total will reduce the average fuel price by 3 cents a liter, including tax, at its highway service stations and by 2 cents a liter at its roadway stations in mainland France. The two networks cover around 2,000 Total, Total Access and Elf service stations.(1) These reductions will be added to the 3-cent tax reduction decided by the French government, which means that prices will decline by a total of 5 to 6 cents per liter at the pump.

“By reducing fuel prices at its service stations, Total joins in the effort to increase consumer purchasing power,” said Philippe Boisseau, President of Total’s Supply & Marketing business. “This contribution comes on top of our daily, long-term commitment to continuously adapt our offer to the needs of our customers, as is demonstrated by the fast deployment of the Total Access network.”

Through its Total Access program, Total is developing a network of service stations whose higher sales volumes enable them to offer some of the lowest prices on the market. With an average 40 new openings per month, the Total Access network should incorporate 300 stations by the end of 2012, with a total target of 600 by the end of 2013.

Total also pursues its initiatives to encourage its customers to save energy, through eco-driving campaigns, fuel management services for corporate fleets and the development of a wide range of eco-efficient products, such as the Excellium line, fuels that can reduce average consumption by around 3%.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Lastly, Total is partnering with a large number of institutions and private organizations to fight against fuel poverty within the areas of heating and mobility.

(1)This decision does not concern the 214 stations belonging to Total-brand dealers, who are free to set their own prices.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com